May 11, 2007

Mr. William H. Thompson
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

                  Re:      Circuit City Stores, Inc.
                           Form 10-K for Fiscal Year Ended February 28, 2006 Filed May 15, 2006
                           Form 10-Q for Fiscal Quarter Ended November 30, 2006 Filed January 5, 2007
                           Form 8-K Filed March 29, 2007
                           Form 8-K Filed April 4, 2007
                           File No. 1-5767

Dear Mr. Thompson:

     This letter is in response to your letter to our Chairman, President and Chief Executive Officer dated May 3, 2007. For ease of reading, we have reproduced the Staff's comments below in bold and our replies follow in a lighter font.

Form 10-K for Fiscal Year Ended February 28, 2006

Note 19.  Segment Information, page 56

     Staff's Comment: We note your response to comment number one in our letter dated April 19, 2007. We also note the revisions to your disclosure in management's discussion and analysis of financial condition and results of operations and in segment information set forth in the notes to financial statements included in Form 10-K filed April 30, 2007. In future filings please disclose the dollar amounts, as opposed to percentages, of revenues from each group of similar products and services in segment information provided in accordance with SFAS 131. Please also quantify the effect of changes in extended warranty net sales and merchandise margins in your discussions of gross profit margin in management's discussion and analysis of financial condition and results of operations.

     Company's Response: We acknowledge the Staff's comments and agree to disclose, in future filings, the dollar amounts, as opposed to percentages, of revenues from each group of similar products and services in segment information provided in accordance with SFAS 131. Additionally, we also agree to quantify, in future filings, the effect of changes in extended warranty net sales and merchandise margins in our discussions of gross profit margins in management's discussion and analysis of financial condition and results of operations.

                                      * * *

In connection with our response to your comments on our filing, we acknowledge that:

  o We are responsible for the adequacy and accuracy of the disclosures in the filing;

  o Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

  o We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your responsiveness and attention to these matters. Please do not hesitate to contact me at 804.486.4060 if the Staff has any further questions or comments.


                              Sincerely,

                              /s/Philip J. Dunn
                              Philip J. Dunn
                              Senior Vice President, Treasurer & Controller


cc: Philip J. Schoonover, Chairman, President & Chief Executive Officer Michael E. Foss, Former Principal Financial Officer